Update to legal proceedings for Vanguard Horizon Funds

Vanguard Global Equity Fund
The Federal District Court dismissed, and in November 2009 a federal appellate court affirmed the dismissal of, a class action and derivative lawsuit filed in August 2008 against The Vanguard Group, Inc, Vanguard International Equity Index Funds (series: Vanguard European Stock Index
Fund) and Vanguard Horizon Funds (series: Vanguard Global Equity Fund), and certain trustees, investment advisors, and portfolio managers of the Funds. The plaintiffs had alleged that certain fund investments violated the Racketeer Influenced and Corrupt Organizations Act. The plaintiffs have filed a petition seeking review by the U.S. Supreme Court.